   As Filed with the Securities and Exchange Commission on January 23, 1997
                                               Registration No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                         ROBOTIC VISION SYSTEMS, INC.
            (Exact name of registrant as specified in its charter)

               Delaware                                        11-2400145
     (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                         Identification No.)

                             425 Rabro Drive East
                          Hauppauge, New York  11788
                                (516) 273-9700
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                                 PAT V. COSTA
                     President and Chief Executive Officer
                         Robotic Vision Systems, Inc.
                             425 Rabro Drive East
                          Hauppauge, New York  11788
                                (516) 273-9700
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                 Copies of all communications and notices to:

                             IRA I. ROXLAND, Esq.
                          Parker Duryee Rosoff & Haft
                               529 Fifth Avenue
                           New York, New York  10017
                             Tel:  (212) 599-0500
                             Fax:  (212) 972-9487

     Approximate date of commencement of proposed sale to the public: At such time after the effective date of this Registration Statement as the Selling Stockholders shall determine.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

==================================================================================================

                                  CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------

  Title of Shares to       Amount to    Proposed Maximum    Proposed Maximum
     be Registered             be        Offering Price    Aggregate Offering      Amount of
                           Registered      Per Share*            Price*        Registration Fee
--------------------------------------------------------------------------------------------------
Common Stock, $.01 par
value............          3,024,374         $18.00          $54,438,732.00       $16,496.58
                                shs.
==================================================================================================

* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                      -------------------------

Subject to Completion - Preliminary Prospectus dated January 23, 1997

                      -------------------------

Prospectus
                           3,024,374 Shares

                     ROBOTIC VISION SYSTEMS, INC.

                             Common Stock

                      -------------------------

     This Prospectus relates to 3,024,374 shares of common stock, par value $0.01 per share (the "Common Stock"), of Robotic Vision Systems, Inc. (the "Company"), which shares are being offered for sale by the persons named herein under the caption "Selling Stockholders" (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Selling Stockholders."

     The Common Stock is quoted on The Nasdaq National Market (the "NASDAQ-NM")
under the symbol "ROBV." On January      , 1997, the closing last sale price
of the Common Stock as reported by the NASDAQ-NM was $      per share.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Selling Stockholders, or their pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or (iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended (the "Securities Act").

     The Company has agreed to bear all expenses (other than selling discounts, concessions and commissions) in connection with the registration and sale of the Common Stock being offered by the Selling Stockholders. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

     The Common Stock being offered hereby by the Selling Stockholders has not been registered for sale under the securities laws of any state or jurisdiction as of the date of this Prospectus. Brokers or dealers effecting transactions in the Common Stock should confirm the registration thereof under the securities law of the state in which such transactions occur, or the existence of any exemption from registration.




              The date of this Prospectus is               , 1997

                               TABLE OF CONTENTS


The Company.................................................................. 1

Available Information........................................................ 2

Incorporation of Certain Documents by Reference.............................. 3

Selling Stockholders......................................................... 4

Legal Opinion................................................................ 6

Experts...................................................................... 6

Index to Supplemental Consolidated Financial Statements.....................F-1



     No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained in this Prospectus or incorporated by reference to this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus at any time does not imply that the information contained herein is correct as of any time subsequent to its date.

                                  THE COMPANY


General

     Robotic Vision Systems, Inc. ("RVSI" or the "Company"), either through its electronics division or through its wholly owned subsidiaries, Acuity Imaging, Inc. ("Acuity"), International Data Matrix, Inc. ("I.D. Matrix"), Computer Identics Corporation ("CI") and Systemation Engineered Products, Inc. ("Systemation"), designs, manufactures, markets and sells automated 2-dimensional ("2-D") and 3-dimensional ("3-D") machine vision-based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology. RVSI's aircraft safety division is developing an ice detection product for the aviation industry.

     The Company was incorporated in New York in 1976 and reincorporated in Delaware in 1977. Its executive offices are located at 425 Rabro Drive East, Hauppauge, New York 11788; telephone (516) 273-9700.


Recent Developments

     On August 30, 1996, the Company consummated a merger with CI, a publicly owned company located in Canton, Massachusetts, pursuant to which CI became a wholly-owned subsidiary of RVSI ("CI Merger"). CI designs, manufactures, markets and services standard barcode products, data collection networks, and systems for the data collection and material handling/industrial markets. The CI Merger was structured as a tax free reorganization and accounted for as a pooling of interests. As a consequence of the CI Merger, RVSI issued approximately 2,127,000 shares of its Common Stock in exchange for all the outstanding shares of CI Common Stock.

     On October 1, 1996, the Company consummated a merger with Systemation, a privately owned company located in New Berlin, Wisconsin, pursuant to which Systemation became a wholly-owned subsidiary of RVSI ("Systemation Merger"). Systemation is widely recognized as a world leader in tape-and-reel, as well as tube and tray based component processing systems for the semi-conductor and electronics industries. The Systemation Merger was structured as a tax-free reorganization and accounted for as a pooling of interests. As a consequence of the Systemation Merger, the Company issued 1,740,000 shares of its Common Stock to four of the Selling Stockholders in exchange for all of the outstanding shares of Systemation common stock. See "Selling Stockholders."

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission at prescribed rates by writing to the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, all reports filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet website located at www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement, copies of which can be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated herein by reference are the following documents filed by the Company with the Commission (File No. 0-8623) under the Exchange Act:

     (a) The Company's Annual Report on Form 10-K for its fiscal year ended September 30, 1996 (the "Annual Report");

     (b) The Company's Current Report on Form 8-K dated October 9, 1996 relating to the Systemation Merger;

     (c) The Company's Current Report on Form 8-K/A-1 dated December 16, 1996 relating to the Systemation Merger;

     (d) The Company's Current Report on Form 8-K/A-2 dated January 21, 1997 relating to the Systemation Merger; and

     (e) The Company's Registration Statement on Form 8-A for a description of the Common Stock.


     All documents filed by the Company with the Commission pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent hereto, but prior to the termination of this offering, shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which have been incorporated into this Prospectus by reference (other than the exhibits to such documents). Requests or such copies should be directed to Robert H. Walker, Secretary, Robotic Vision Systems, Inc., 425 Rabro Drive East, Hauppauge, New York 11788; telephone number: (516) 273-9700.

                             SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the Selling Stockholders, four of whom, other than General Motors Corporation ("GMC"), acquired their respective shares of RVSI Common Stock on October 1, 1996 pursuant to the terms of an Agreement and Plan of Merger and Reorganization by which Systemation became a wholly owned subsidiary of RVSI. GMC acquired 994,275 shares of the Company's common stock pursuant to the terms of a Stock and Warrant Purchase Agreement dated December 12, 1984 between GMC and the Company (the "GMC Purchase Agreement") and an additional 231,500 shares of the Company's common stock in 1988 pursuant to the exercise of common stock purchase rights issued to all of the Company's then current stockholders. The three remaining Selling Stockholders are the holders of common stock purchase warrants acquired from the Company in consideration of consulting services performed on the Company's behalf. The Selling Stockholders acquired their respective shares of RVSI Common Stock absent registration under the Securities Act by reason of the exemption from such registration afforded by the provisions of Section 4(2) thereof. The Company will receive no proceeds from the sale of the shares by the Selling Stockholders. The shares owned by the Selling Stockholders are included in this Registration Statement pursuant to contractual commitments made to each such persons by the Company.

                                                                  Beneficial
                         Beneficial          Number of Shares     Ownership
                         Ownership           of                   of Shares of       Percentage of
                         of Shares of        Common Stock         Common             Common
Name of Selling          Common Stock at     Offered              Stock After the    Stock After the
Stockholder              January 20, 1997    for Sale             Offering           Offering
---------------          ----------------    ----------------     ---------------    ---------------
Phillip E. Koerper(1)      956,605             956,605                    -                  -

Michael A. Nelesen(1)      313,358             313,358                    -                  -

Merlin E. Behnke(1)        313,358             313,358                    -                  -

Alvira M. Nemetz(1)        156,679             156,679                    -                  -

General Motors           1,225,775           1,225,775(3)                 -                  -
  Corporation(2)

Zuckert, Scoutt             12,000(4)           12,000(4)                 -                  -
  & Rasenberger

Morgen, Evan &             134,128(6)           44,999(4)         89,129                     -
  Company Inc.(5)

Larry Ryan                   1,600(4)            1,600(4)                 -                  -
International

-------------------------

(1) Prior to the Company's acquisition of Systemation, the named Selling Stockholders each served as executive officers and directors of Systemation and as of the date of this Prospectus continue to serve as officers of Systemation.

(2) Under the terms of the GMC Purchase Agreement, GMC has the right, which it has not exercised since 1990, to designate one person to serve as a director of the Company so long as GMC holds at least five percent of the outstanding Common Stock of the Company. As a consequence of such designation right, GMC may be deemed to be an "affiliate" of the Company, as such term is defined in the Securities Act and in the rules and regulations promulgated thereunder.

(3) The GMC Purchase Agreement affords the Company a 45 day right of first refusal to purchase these shares if and when offered for sale by GMC. As of the date of this Prospectus, the Company has not determined whether or not it will exercise this right.

(4) Represents shares issuable upon exercise of outstanding common stock purchase warrants.

(5) Mark Lerner, a director of the Company, is President and a principal stockholder of Morgen, Evan & Company, Inc.

(6) Includes 126,128 shares issuable upon exercise of outstanding common stock purchase warrants; also includes 8,000 shares issuable upon exercise of outstanding options held by Mr. Lerner.


The Selling Stockholders, or their pledgees, donees, transferees or other successors, may sell the Common Stock in any of three ways: (i) through broker-dealers; (ii) through agents or (iii) directly to one or more purchasers. The distribution of the Common Stock may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) in the over-the-counter market, or (B) in transactions otherwise than in the over-the-counter market. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may effect such transactions by selling the Common Stock to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or commissions from purchasers of the Common Stock for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). The Selling Stockholders and any broker-dealers or agents that participate in the distribution of the Common Stock might be deemed to be underwriters, and any profit on the sale of the Common Stock by them and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

                                 LEGAL OPINION

     The legality of the Common Stock offered hereby will be passed upon for the Company by Parker Duryee Rosoff & Haft A Professional Corporation, 529 Fifth Avenue, New York, New York 10017. Jay M. Haft, of counsel to such Firm and a director of the Company, beneficially owns 439,546 shares of Common Stock of the Company (including 398,150 shares owned by Mr. Haft's spouse), as well as options and warrants to acquire an additional 112,000 shares of such Common Stock. Members of Parker Duryee Rosoff & Haft, other than Mr. Haft, beneficially own shares of Common Stock of the Company (aggregating less than 1% of the outstanding Common Stock).


                                    EXPERTS

     The financial statements of the Company and its consolidated subsidiaries incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1996 and the supplemental financial statements of the Company and its consolidated subsidiaries included in this Prospectus as of September 30, 1996 and 1995 and for each of the three years in the period ended September 30, 1996, except Computer Identics Corporation and subsidiaries for the years ended December 31, 1995 and 1994, and except Acuity Imaging, Inc. and subsidiaries for the years ended September 30, 1995 and December 31, 1994, have been audited by Deloitte & Touche LLP as stated in their reports which are included in and incorporated by reference in the Registration Statement. The financial statements of Computer Identics Corporation and subsidiaries for the periods indicated above (consolidated with those of the Company) have been audited by Ernst & Young LLP and the financial statements of Acuity Imaging, Inc. and subsidiaries for the periods indicated above (consolidated with those of the Company) have been audited by Arthur Andersen LLP, as stated in their respective reports which are incorporated by reference and included herein. Such financial statements and supplemental financial statements of the Company and its consolidated subsidiaries are incorporated by reference and included herein, respectively, in reliance upon the respective reports of such firms given upon their authority as experts in accounting and auditing. All of the foregoing firms are independent auditors.

     The financial statements of Systemation Engineered Products, Inc. as of March 31, 1996 and 1995 and for the years then ended incorporated in this Prospectus by reference from the Company's Current Report on Form 8-K/A-1 and Form 8-K/A-2 dated October 9, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------


Independent Auditors' Report of Deloitte & Touche LLP              F-2 to F-3

Report of Arthur Andersen LLP, Independent Public Accountants          F-4

Report of Ernst & Young LLP, Independent Auditors                      F-5

Supplemental Consolidated Balance Sheets
   as of September 30, 1996 and 1995                                   F-6

Supplemental Consolidated Statements of Income
   for the Years Ended September 30, 1996, 1995 and 1994               F-7

Supplemental Consolidated Statements of Stockholders' Equity
   for the Years Ended September 30, 1996, 1995 and 1994               F-8

Supplemental Consolidated Statements of Cash Flows
   for the Years Ended September 30, 1996, 1995 and 1994           F-9 to F-10

Notes to Supplemental Consolidated Financial Statements
   for the Years Ended September 30, 1996, 1995 and 1994          F-11 to F-28

Supplemental Schedule II:  Valuation and Qualifying
  Accounts                                                             F-29

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Robotic Vision Systems, Inc. and subsidiaries:

We have audited the accompanying supplemental consolidated balance sheets of Robotic Vision Systems, Inc. and subsidiaries (the "Company") as of September 30, 1996 and 1995, and the related supplemental consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. Our audits included the supplemental financial statement schedule listed in the index on page F-1. These supplemental financial statements and supplemental financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements and supplemental financial statement schedule based on our audits. We did not audit the consolidated financial statements of Acuity Imaging, Inc. and subsidiaries ("Acuity"), a wholly-owned subsidiary, for the years ended September 30, 1995 and December 31, 1994, respectively, which statements reflect total assets constituting 8% of consolidated total assets as of September 30, 1995 and total revenues constituting 16% and 24% of consolidated total revenues for the years ended September 30, 1995 and 1994, respectively. We also did not audit the consolidated financial statements of Computer Identics Corporation and subsidiaries ("CI"), a wholly-owned subsidiary, for the years ended December 31, 1995 and 1994, respectively, which statements reflect total assets constituting 16% of consolidated total assets as of September 30, 1995 and total revenues constituting 23% and 29% of consolidated total revenues for the years ended September 30, 1995 and 1994, respectively. Those financial statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Acuity and CI as of September 30, 1995 and for the years ended September 30, 1995 and 1994, is based solely on the reports of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental consolidated financial statements give retroactive effect to the merger of Robotic Vision Systems, Inc. and subsidiaries and Systemation Engineered Products, Inc. and subsidiary as of October 1, 1996, which has been accounted for as a pooling of interests as described in Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving retroactive effect to a consummated business combination accounted for by the pooling of interests method in the financial statements that do not cover the date of consummation. These supplemental consolidated financial statements do not extend through the date of consummation, however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

In our opinion, based on our audits and the reports of the other auditors, such supplemental consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles after financial statements are issued for a period which includes the date of consummation of the merger described above. Also, in our opinion, such supplemental financial statement schedule, when considered in relation to the basic supplemental consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP
Jericho, New York
December 9, 1996 (January 6, 1997 as to Note 12)

                              ARTHUR ANDERSEN LLP

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Acuity Imaging, Inc.:

We have audited the consolidated balance sheet of Acuity Imaging, Inc.(a Delaware corporation and a wholly owned subsidiary of Robotic Vision Systems, Inc.) and subsidiaries as of September 30, 1995, and the related consolidated statements of operations and cash flows for the years ended September 30, 1995 and December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Acuity Imaging, Inc. and subsidiaries at September 30, 1995, and the results of their operations and their cash flows for the years ended September 30, 1995 and December 31, 1994 in conformity with generally accepted accounting principles.

On September 20, 1995, Robotic Vision Systems, Inc. acquired Acuity Imaging,
Inc.

                                        /s/ Arthur Andersen LLP
                                        ARTHUR ANDERSEN LLP

Boston, Massachusetts
November 6, 1995

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Board of Directors
and Stockholders of Computer Identics Corporation:

We have audited the consolidated balance sheets of Computer Identics Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1995 (not presented separately herein). Our audits also included the related financial statements schedule - Valuation and Qualifying Accounts, for each of the two years in the period ended December 31, 1995 (not presented separately herein). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Computer Identics Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations, and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 8, 1996

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1996 AND 1995
(in thousands, except share and per share amounts)
-------------------------------------------------------------------------------

                                                              NOTES         1996            1995
                                                              -----       ---------       ---------
                                                                          Restated        Restated
                      ASSETS                                              (Note 2)        (Note 2)
                      ------
CURRENT ASSETS:
 Cash and cash equivalents                                                $ 18,192        $ 18,266
 Investments                                                    1            1,500           1,000
 Accounts receivable, net                                      3,9          27,338          24,076
 Inventories                                                    4           23,590          20,984
 Deferred income taxes                                          5            8,116           3,271
 Prepaid expenses and other                                                  1,348             576
                                                                          --------        --------

       Total current assets                                                 80,084          68,173

PLANT AND EQUIPMENT, net                                        6            9,266           6,459
INVESTMENTS                                                     1              665           1,989
GOODWILL, net of accumulated amortization of $61 in 1996        2            2,627               -
OTHER ASSETS                                                   5,7           4,343           2,085
                                                                          --------        --------
                                                                          $ 96,985        $ 78,706
                                                                          ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
CURRENT LIABILITIES:
 Notes payable                                                  9         $  7,159        $  5,852
 Current portion of long-term debt                              10           1,066             428
 Accounts payable                                                           11,880          12,991
 Accrued expenses and other current liabilities                 8           12,332          11,302
 Advance contract payments received                                          1,671           2,242
                                                                          --------        --------
       Total current liabilities                                            34,108          32,815

LONG-TERM DEBT                                                  10               -           1,050
OTHER LIABILITIES                                                              479             470
                                                                          --------        --------
TOTAL LIABILITIES                                                           34,587          34,335
                                                                          --------        --------
COMMITMENTS AND CONTINGENCIES                                   12
STOCKHOLDERS' EQUITY:                                           13
 Common stock, $.01 par value; shares authorized,
    30,000,000; shares issued and outstanding, 1996 -
    20,697,000 and 1995 - 19,038,000                                           207             190
 Additional paid-in capital                                                143,264         134,536
 Accumulated deficit                                                       (81,395)        (90,503)
 Deferred compensation                                                           -             (60)
 Unrealized gain on investments available for sale              1              147               -
 Cumulative translation adjustment                                             175             208
                                                                          --------        --------
       Total stockholders' equity                                           62,398          44,371
                                                                          --------        --------
                                                                          $ 96,985        $ 78,706
                                                                          ========        ========

See notes to supplemental consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
(in thousands, except per share amounts)
--------------------------------------------------------------------------------

                                                  NOTES         1996            1995            1994
                                                  -----       ---------       ---------       ---------
                                                              Restated        Restated        Restated
                                                              (Note 2)        (Note 2)        (Note 2)

REVENUES                                            17        $143,540        $122,125         $90,994

COST OF REVENUES                                                74,669          59,891          45,594
                                                              --------        --------         -------

GROSS PROFIT                                                    68,871          62,234          45,400
                                                              --------        --------         -------

OPERATING COSTS AND EXPENSES:
  Research and development costs                                18,405          15,751          11,465
  Selling, general and administrative
   expenses                                                     39,603          34,257          28,552
  Merger expenses                                    2           2,661           1,305               -
  Separation costs                                  14               -               -             469
  Interest income                                               (1,125)           (518)           (150)
  Interest expense                                                 733             536             426
                                                              --------        --------         -------

                                                                60,277          51,331          40,762
                                                              --------        --------         -------

INCOME BEFORE INCOME TAX BENEFIT
  (PROVISION)                                                    8,594          10,903           4,638

INCOME TAX BENEFIT (PROVISION)                       5           1,132              92              (1)
                                                              --------        --------         -------

NET INCOME                                                    $  9,726        $ 10,995         $ 4,637
                                                              ========        ========         =======

NET INCOME PER SHARE                                          $   0.45        $   0.55           $0.25
                                                              ========        ========         =======

WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING                                      21,386          19,872          18,358
                                                              ========        ========         =======


See notes to supplemental consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
(in thousands)
-------------------------------------------------------------------------------

                                                                     Common Stock      Additional
                                                                ----------------------
                                                                 Number                 Paid-in    Accumulated
                                                       Notes    of Shares     Amount    Capital      Deficit
                                                    ----------  ----------  ----------  --------   -----------
Balance October 1, 1993 (as previously reported)                    13,189      $133    $116,471     $(108,498)

Changes resulting from acquisition accounted
 for as pooling of interests                             2           1,740        17        (368)        2,464
                                                                    ------      ----    --------   -----------

Balance, October 1, 1993 (Restated)                                 14,929       150     116,103      (106,034)

Shares and warrants issued in connection with
 private equity placement, net of offering costs        13           1,360        14       3,790             -

Shares issued in connection with private placement
 of subsidiary, net of offering costs                   13              59         -         491             -

Warrants issued for professional services               13               -         -          38             -

Shares issued in connection with the exercise
 of stock options and warrants                          13             597         5         728             -

Other stock transactions                                                78         1         371             -

Translation adjustment                                                   -         -           -             -

Net income                                                               -         -           -         4,637
                                                                    ------      ----    --------   -----------
Balance, September 30, 1994 (Restated)                              17,023       170     121,521      (101,397)

Shares and warrants issued in connection with
 private equity placement, net of offering costs        13           1,110        11       9,375             -

Shares issued in connection with private placement
 of subsidiary, net of offering costs                   13             119         2       1,763             -

Warrants issued for professional services               13               -         -          92             -

Shares issued in connection with the exercise
 of stock options and warrants                          13             746         7       1,476             -

Other stock transactions                                                40         -         309             -

Change in year end of pooled companies                   2               -         -           -          (101)

Translation adjustment                                                   -         -           -             -

Net income                                                               -         -           -        10,995
                                                                    ------      ----    --------   -----------
Balance, September 30, 1995 (Restated)                              19,038       190     134,536       (90,503)

Shares issued in connection with the exercise of
 stock options and warrants                             13           1,511        15       5,821             -

Shares issued in connection with the acquisition
 of Northeast Robotics, Inc. accounted for as
 a purchase                                              2             139         1       2,675             -

Warrants issued for professional services               13               -         -          74             -

Other stock transactions                                                 9         1         158             -

Change in year end of pooled company                     2               -         -           -          (618)

Change in net unrealized holding gains                   1               -         -           -             -

Translation adjustment                                                   -         -           -             -

Net income                                                               -         -           -         9,726
                                                                    ------      ----    --------   -----------
Balance, September 30, 1996 (Restated)                              20,697      $207    $143,264     $ (81,395)
                                                                    ======      ====    ========   ===========
                                                                   Unrealized   Cumulative       Total
                                                      Deferred       Gain on    Translation   Stockholders'
                                                    Compensation   Investments  Adjustment       Equity
                                                    ------------   -----------  -----------   -------------
Balance October 1, 1993 (as previously reported)        $(113)         $  -         $ 79           $ 8,072

Changes resulting from acquisition accounted
 for as pooling of interests                                -             -            -             2,113
                                                   ----------      -----------       ----          -------

Balance, October 1, 1993 (Restated)                      (113)            -           79            10,185

Shares and warrants issued in connection with
 private equity placement, net of offering costs            -             -            -             3,804

Shares issued in connection with private placement
 of subsidiary, net of offering costs                       -             -            -               491

Warrants issued for professional services                   -             -            -                38

Shares issued in connection with the exercise
 of stock options and warrants                              -             -            -               733

Other stock transactions                                   59             -            -               431

Translation adjustment                                      -             -           39                39

Net income                                                  -             -            -             4,637
                                                   ----------     -----------       ----           -------
Balance, September 30, 1994 (Restated)                    (54)            -          118            20,358

Shares and warrants issued in connection with
 private equity placement, net of offering costs            -             -            -             9,386

Shares issued in connection with private placement
 of subsidiary, net of offering costs                       -             -            -             1,765

Warrants issued for professional services                   -             -            -                92

Shares issued in connection with the exercise
 of stock options and warrants                              -             -            -             1,483

Other stock transactions                                   (6)            -            -               303

Change in year end of pooled companies                      -             -            -              (101)

Translation adjustment                                      -             -           90                90

Net income                                                  -             -            -            10,995
                                                   ----------     -----------       ----           -------
Balance, September 30, 1995 (Restated)                    (60)            -          208            44,371

Shares issued in connection with the exercise of
 stock options and warrants                                 -             -            -             5,836

Shares issued in connection with the acquisition
 of Northeast Robotics, Inc. accounted for as
 a purchase                                                 -             -            -             2,676

Warrants issued for professional services                   -             -            -                74

Other stock transactions                                   60             -            -               219

Change in year end of pooled company                        -             -            -              (618)

Change in net unrealized holding gains                      -           147            -               147

Translation adjustment                                      -             -          (33)              (33)

Net income                                                  -             -            -             9,726
                                                   ----------     -----------         ----         -------
Balance, September 30, 1996 (Restated)             $        -   $       147         $  175         $62,398
                                                   ==========     ===========       ======         =======

See notes to supplemental consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
(in thousands)
--------------------------------------------------------------------------------

                                                                      1996       1995       1994
                                                                      ----       ----       ----
                                                                    Restated   Restated   Restated
                                                                    (Note 2)   (Note 2)   (Note 2)
OPERATING ACTIVITIES:
Net income                                                           $ 9,726    $10,995    $ 4,637
Adjustments to reconcile net income
  to net cash provided by operating activities:
    Deferred income taxes                                             (2,881)    (1,729)      (626)
    Depreciation and amortization                                      3,221      2,354      1,708
    Provision for bad debts                                              882        113        117
    Other                                                                214        284        252
    Changes in operating assets and liabilities (net of
      effects of business acquired):
      Accounts receivable                                             (6,039)    (7,401)    (4,094)
      Inventories                                                     (4,065)    (8,922)    (2,350)
      Prepaid expenses and other current assets                         (792)      (102)       (34)
      Other assets                                                    (2,853)      (854)      (441)
      Accounts payable                                                  (444)     5,346      1,766
      Accrued expenses and other current liabilities                   3,705      3,407        (23)
      Advance contract payments received                                 (23)      (350)       (26)
      Other liabilities                                                 (164)      (136)       (35)
                                                                     -------    -------    -------

          Net cash provided by operating activities                      487      3,005        851
                                                                     -------    -------    -------

INVESTING ACTIVITIES:
Proceeds from maturity of investments                                  1,000      1,500          -
Additions to plant and equipment                                      (5,534)    (3,540)    (2,564)
Purchase of investments                                                    -     (1,484)    (2,984)
Payment for purchase of business                                         (77)         -          -
                                                                     -------    -------    -------

          Net cash used in investing activities                       (4,611)    (3,524)    (5,548)
                                                                     -------    -------    -------

FINANCING ACTIVITIES:
Proceeds from the issuance of common stock and warrants - private
  equity placements (less offering costs)                                  -     10,306      4,068
Proceeds from the exercise of stock options and warrants               2,428      1,357        733
Net proceeds from short-term borrowings                                7,752      6,400      2,370
Repayment of long-term borrowings                                     (5,870)    (1,940)    (4,185)
                                                                     -------    -------    -------

          Net cash provided by financing activities                    4,310     16,123      2,986
                                                                     -------    -------    -------

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
  CASH EQUIVALENTS                                                        71         44         20

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                                       257     15,648     (1,691)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                                   17,935      2,618      4,623
                                                                     -------    -------    -------
  End of year                                                        $18,192    $18,266    $ 2,932
                                                                     =======    =======    =======

See notes to supplemental consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994 (continued)
--------------------------------------------------------------------------------


                                                      1996        1995        1994
                                                    ---------   ---------   ---------
                                                    Restated    Restated    Restated
                                                    (Note 2)    (Note 2)    (Note 2)
SUPPLEMENTAL INFORMATION:

  Interest paid                                       $    699   $    554   $  1,564
                                                      --------   --------   --------

  Taxes paid                                          $  1,415   $  1,056   $    797
                                                      --------   --------   --------

NON-CASH INVESTING AND FINANCING ACTIVITIES:


  Issuance of common stock to acquire
    Northeast Robotics, Inc.                          $  2,676   $    -     $    -
                                                      --------   --------   --------

  Income tax benefit relating to the
    exercise of stock options                         $  3,408   $    126   $    -
                                                      --------   --------   --------

  Property and equipment acquired under
    capital leases                                    $    -     $    354   $    193
                                                      --------   --------   --------

  Liabilities satisfied by private offering
    of common stock of subsidiary                     $    -     $    845   $    227
                                                      --------   --------   --------

See notes to supplemental consolidated financial statements.

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994
-----------------------------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING AND FINANCIAL REPORTING POLICIES

   a. Description of Business - Robotic Vision Systems, Inc. and subsidiaries
      -----------------------
      (the "Company") designs, manufactures, markets and sells automated two dimensional and three dimensional machine vision based products and systems for inspection, measurement and identification, and is a leader in advanced electro-optical sensor technology. The Company is also developing an ice detection product for the aviation industry.

   b. Principles of Consolidation - The supplemental consolidated financial
      ---------------------------
      statements include the financial statements of Robotic Vision Systems, Inc. and its subsidiaries, all of which are wholly-owned. All significant intercompany transactions and balances have been eliminated in consolidation.

      The supplemental consolidated financial statements of the Company have been prepared to give retroactive effect to the business combination with Systemation Engineered Products, Inc. ("SEP") (Note 2) which occurred on October 1, 1996 and has been accounted for as a pooling of interests. Generally accepted accounting principles proscribe giving retroactive effect to a consummated business combination accounted for by the pooling of interests method in the financial statements that do not cover the date of consummation. These supplemental consolidated financial statements do not extend through the date of consummation,however, they will become the historical consolidated financial statements of the Company after financial statements covering the date of consummation of the business combination are issued.

   c. Revenues and Cost of Revenues - The Company recognizes revenue on its
      -----------------------------
      standard electronic inspection and measurement products upon shipment. Revenue from the licensing of software is recognized when the software is delivered if collectibility is probable and there are no significant vendor obligations. Engineering service and support revenue is recognized when such services are rendered. Warranty costs associated with products sold with warranty protection, as well as other post-contract support obligations, are estimated based on the Company's historical experience and recorded in the period the product is sold.

   d. Cash and Cash Equivalents - Cash and cash equivalents includes money
      -------------------------
      market accounts and certain debt securities issued by the United States government with an original maturity of three months or less.

   e. Investments - Investments consist primarily of certain debt securities
      -----------
      issued by the United States government with maturities through November 1997. The Company's intention is to hold such investments until their maturity, therefore, such investments are recorded at their amortized cost which was $1,998,000 and $2,989,000 at September 30, 1996 and 1995,
      respectively. The carrying value of these investments approximated market value. In addition, at September 30, 1996, the Company had marketable equity securities classified as available-for-sale which were recorded at their fair market value of $167,000, with unrealized gains of $147,000 included as a separate component of stockholders' equity.

   f. Inventories - Inventories are stated at the lower of cost (using the
      -----------
      first-in, first-out cost flow assumption) or market.

   g. Plant and Equipment - Plant and equipment is recorded at cost less
      -------------------
      accumulated depreciation and amortization and includes the costs associated with demonstration equipment and other equipment internally developed by the Company. The cost of internally developed assets includes direct material and labor costs and applicable factory overhead. Depreciation is computed by the straight-line method over estimated lives ranging from two to eight years. Leasehold improvements are amortized over the lesser of their respective estimated useful lives or lease terms.

   h. Impairment of Long-Lived Assets - In March 1995, the Financial Accounting
      -------------------------------
      Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and For Long-Lived Assets To Be Disposed Of". SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of.

      In accordance with SFAS No. 121, the Company reviews its long-lived assets, including property and equipment, goodwill and other identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets. Impairment is measured at fair value. The adoption of SFAS No. 121 had no effect on the Company's consolidated financial statements.

   i. Software Development Costs - Software development costs are capitalized
      --------------------------
      in accordance with SFAS No. 86. Capitalized software development costs are amortized primarily over a five-year period, which is the estimated useful life of the software. Amortization begins in the period in which the related product is available for general release to customers.

   j. Research and Development Costs - The Company charges research and
      ------------------------------
      development costs for Company-funded projects to operations as incurred. Research and development costs which are reimbursable under customer-funded contracts are treated as contract costs.

   k. Income Taxes - The Company accounts for income taxes under the
      ------------
      provisions of SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the Company's consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

      The cumulative amount of undistributed earnings of foreign subsidiaries at September 30, 1996 was approximately $359,000. The Company does not provide deferred taxes on undistributed earnings of foreign subsidiaries since the Company anticipates no significant incremental U.S. income taxes on the repatriation of these earnings as tax rates in foreign jurisdictions generally approximate or exceed the U.S. Federal rate.

   l. Foreign Currency Translation - Assets and liabilities of the Company's
      ----------------------------
      European subsidiaries are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate for the year. The resulting translation adjustments are excluded from operations and accumulated as a separate component of stockholders' equity. Transaction gains (losses) are included in net income and totaled $(52,000), $167,000 and $(72,000) in 1996, 1995 and
      1994, respectively.

   m. Accounting for Stock-Based Compensation - In October 1995, the Financial
      ---------------------------------------
      Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which must be adopted by the Company in fiscal 1997. The Company has chosen not to implement the fair value based accounting method for employee stock options, but has elected to disclose, commencing with its fiscal 1997 consolidated financial statements, pro forma net income and earnings per share as if such method had been used to account for stock-based compensation cost as described in SFAS No. 123.

   n. Income Per Share - Net income per common share is computed by dividing
      ----------------
      each year's net income by the respective weighted average number of shares of common stock outstanding during the period, after giving effect to dilutive options and warrants. The effect of options and warrants was calculated using the modified treasury stock method for the year ended September 30, 1994.

   o. Fair Value of Financial Instruments - The following methods and
      -----------------------------------
      assumptions were used to estimate the fair value of each class of financial instruments:

      a) Cash and Cash Equivalents - The carrying amounts approximate fair
         -------------------------
         value because of the short maturity of these instruments.

      b) Investments - The carrying amounts approximate fair value as
         -----------
         determined by quoted market prices.

      c) Receivables - The carrying amount approximates fair value because of
         -----------
         the short maturity of these instruments.

      d) Debt - The carrying amounts approximate fair value based on borrowing
         ----
         rates currently available to the Company for loans with similar terms.

   p. Use of Estimates - The preparation of financial statements in conformity
      ----------------
      with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   q. Reclassifications - Certain amounts in the 1994 and 1995 financial
      -----------------
      statements have been reclassified to conform with the 1996 presentation.

2.    ACQUISITIONS

      a. Systemation Engineered Products, Inc.
         -------------------------------------

         On October 1, 1996, the Company acquired the outstanding shares of SEP for 1,740,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $22,838,000. SEP designs manufactures, markets and sells specialized high speed production machinery for the electronics component industry. SEP's principle product lines include tape and reel packaging equipment and automatic optical inspection systems. This acquisition has been accounted for as a pooling of interests and, accordingly, the supplemental consolidated financial statements have been restated to include the accounts of SEP for all periods presented. The accompanying September 30, 1995 and 1994 supplemental consolidated financial statements include SEP's amounts for the years ended March 31, 1996 and 1995. The accompanying supplemental consolidated financial statements for the year ended September 30, 1996 include the operations of SEP on a common fiscal year. SEP's net income for the period October 1, 1995 through March 31, 1996 of $558,000, included twice in the accompanying supplemental consolidated statements of income for the fiscal years ended September 30, 1996 and 1995 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit. Expenses of $860,000 have been incurred related to this merger.

         The following is a reconciliation of certain restated amounts with amounts previously reported:

                                                         (in thousands)
                                                    1996       1995     1994
                                                  --------   -------- --------
         Revenues:
            As previously reported                $111,022   $ 93,005  $73,865
            Effect of SEP pooling of interests      32,518     29,120   17,129
                                                  --------   --------  -------
            As restated                           $143,540   $122,125  $90,994
                                                  ========   ========  =======

         Net income (loss):
            As previously reported                $ 11,998   $  9,516  $ 3,171
            Effect of SEP pooling of interests      (2,272)     1,479    1,466
                                                  --------   --------  -------
            As restated                           $  9,726   $ 10,995  $ 4,637
                                                  ========   ========  =======

         Net income (loss) per share:
            As previously reported                $   0.60   $   0.52  $  0.19
            Effect of SEP pooling of interests       (0.15)      0.03     0.06
                                                  --------   --------  -------
            As restated                           $   0.45   $   0.55  $  0.25
                                                  ========   ========  =======

      b. Computer Identics Corporation
         -----------------------------

         On August 30, 1996, the Company acquired the outstanding shares of Computer Identics Corporation ("CI") for approximately 2,127,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $30,580,000. Outstanding

      CI stock options were converted into options to purchase approximately 186,000 shares of the Company's common stock. Outstanding CI warrants were converted into warrants to purchase approximately 39,000 shares of the Company's common stock. CI designs, manufactures, markets and sells standard barcode products, data collection networks and systems for data collection and material handling/industrial markets. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of CI for all periods presented. The accompanying September 30, 1995 and 1994 consolidated financial statements include CI's amounts for the years ended December 31, 1995 and 1994. The accompanying consolidated financial statements for the year ended September 30, 1996 include the operations of CI on a common fiscal year. CI's net income for the period October 1, 1995 through December 31, 1995 of $60,000 included twice in the accompanying consolidated statements of income for the fiscal years ended September 30, 1996 and 1995 as a result of conforming fiscal years, has been included as an adjustment to consolidated accumulated deficit. Included in the operating results of the Company for the year ended September 30, 1996 are approximately $24,661,000 of revenues and approximately $793,000 of net loss of CI prior to the date of acquisition (August 30, 1996). Expenses of $1,547,000 have been incurred related to this merger.


   c. Northeast Robotics, Inc.
      ------------------------

      On May 30, 1996, the Company consummated a merger with Northeast Robotics, Inc. ("NER"), a privately owned company located in New Boston, New Hampshire, pursuant to which NER became a wholly owned subsidiary of the Company (the "NER Merger"). NER markets a line of patented illumination products to perform reliably in difficult imaging applications involving highly reflective or uneven surfaces. As a consequent of the NER Merger, the Company issued approximately 139,000 shares of its common stock (which had a market value of approximately $2,676,000 on the date the NER Merger was consummated) to the shareholders of NER in exchange for all of the outstanding shares of NER common stock.

      This acquisition has been accounted for as a purchase and, accordingly, the results of NER are included in the consolidated statements of income of the Company since the date of acquisition and the purchase price (including acquisition costs) has been allocated to net assets acquired based upon their fair values. Goodwill relating to the acquisition of $2,688,000 is being amortized over 15 years. Pro forma results of operations assuming NER was acquired as of the beginning of each of the fiscal years ended September 30, 1996 and 1995 would not differ materiality from the reported results.


   d. International Data Matrix, Inc.
      -------------------------------

      On October 23, 1995, the Company acquired the outstanding shares of International Data Matrix, Inc. ("IDM") for approximately 370,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $8,183,000. IDM is a manufacturer and supplier of two dimensional bar code reading systems. This acquisition has been accounted for as a pooling of interests and accordingly, the consolidated financial statements have been restated to include the accounts of IDM for all periods presented. The accompanying September 30, 1994 consolidated financial statements include IDM's amounts for the year ended December 31, 1994. The accompanying consolidated financial statements for the years ended September 30, 1995 and 1996 include the operations of IDM on a common fiscal year. IDM's net loss for the period October 1, 1994 through December 31, 1994 of $154,000, included twice in the accompanying consolidated statements of income for the fiscal years ended September 30, 1995 and 1994 as a result of conforming fiscal years, has been included as an adjustment to the consolidated accumulated deficit. Included in the operating results of the Company for the years ended September 30, 1996 are approximately $77,000 of revenues and $135,000 of net loss of IDM prior to the date of acquisition (October 23, 1995). Expenses of $445,000 have been incurred related to this merger.


   e. Acuity Imaging, Inc. and Subsidiaries
      -------------------------------------

      On September 20, 1995, the Company acquired the outstanding shares of Acuity Imaging, Inc. ("Acuity") for approximately 1,448,000 shares of the Company's common stock, having a market value at the date of the merger of approximately $31,141,000. Acuity designs, manufactures and markets two dimensional machine vision systems for use in industrial automation. Outstanding Acuity stock options were converted into options to purchase approximately 114,000 shares of the Company's common stock. This acquisition has been accounted for as a pooling of interests. The accompanying September 30, 1994 consolidated financial statements include Acuity's amounts for the years ended December 31, 1994. The accompanying consolidated financial statements for the years ended September 30, 1995 and 1996 include the operations of Acuity on a common fiscal year. Acuity's net income for the period October 1, 1994 through December 31, 1994 of $255,000, included twice in the accompanying consolidated statements of income for the fiscal years ended September 30, 1995 and 1994 as a result of conforming fiscal years, has been included as an adjustment to the consolidated accumulated deficit. Included in the operating results of the Company for the year ended September 30, 1995 are approximately $19,153,000 of revenues and $1,188,000 of net loss of Acuity prior to the date of acquisition (September 20, 1995). Expenses of $1,160,000 have been incurred related to this merger.


   f. Merger of Acuity (formerly Automatix Incorporated) with Itran Corp.
      -------------------------------------------------------------------

      On January 26, 1994, Acuity (formerly Automatix Incorporated ["Automatix"]) merged with Itran Corp. ("Itran") in a tax-free exchange of approximately 1,483,000 registered shares of Automatix common stock for substantially all of Itran's outstanding common and preferred stock. Itran was a developer and seller of computerized visual inspection equipment. Automatix was the surviving corporation and, simultaneously with the merger, changed its name to Acuity Imaging, Inc. Outstanding Itran stock options were converted into options to purchase approximately 162,000 shares of Acuity's common stock. The merger has been accounted for as a pooling of interests. Expenses of approximately $1,091,000 were incurred related to this merger.

3.  ACCOUNTS RECEIVABLE

    Accounts receivable at September 30, 1996 and 1995 consisted of the following:

                                                               (in thousands)
                                                               1996     1995
                                                              -------  -------
           Billed accounts receivable                         $26,432  $23,297
           Unbilled accounts receivable                         2,206    1,298
                                                              -------  -------
           Total                                               28,638   24,595
           Less allowance for doubtful accounts receivable      1,300      519
                                                              -------  -------

           Accounts receivables, net                          $27,338  $24,076
                                                              =======  =======

    Unbilled receivables primarily relate to sales recorded on standard products which have been shipped, but have not yet been finally accepted by the customer. The Company has no significant remaining obligations relating to these unbilled receivables and collectibility is probable. The Company estimates that all of its unbilled receivables at September 30, 1996 will become billable during the ensuing twelve months.


4.  INVENTORIES

    Inventories at September 30, 1996 and 1995 consisted of the following:

                                                  (in thousands)
                                                  1996     1995
                                                 -------  -------

           Raw materials                         $ 9,995  $ 7,075
           Work-in-process                        10,920   11,861
           Finished goods                          2,675    2,048
                                                 -------  -------

           Total                                 $23,590  $20,984
                                                 =======  =======

5.  INCOME TAXES

    The components of income before income tax benefit (provision) are as follows:

                                                  (in thousands)
                                             1996     1995      1994
                                             ----     ----      ----

           Domestic                         $8,795   $10,838   $4,739
           Foreign                            (201)       65     (101)
                                            ------   -------   ------

           Total                            $8,594   $10,903   $4,638
                                            ======   =======   ======

The income tax provision (benefit) for the fiscal years ended September 30, 1996, 1995 and 1994 consisted of the following:

                                                           (in thousands)
                                                      1996      1995      1994
                                                    --------  --------  --------
Current:
 Federal                                            $ 4,297   $ 4,957   $ 1,620
 State                                                1,028       747       322
 Foreign                                                 38        42        38
 Utilization of net operating loss carryforwards     (3,614)   (4,109)   (1,353)
                                                    -------   -------   -------
                                                      1,749     1,637       627
                                                    -------   -------   -------
Deferred:
 Federal                                               (734)      674       306
 State                                                   83       222        66
 Adjustment of valuation allowance                   (2,230)   (2,625)     (998)
                                                    -------   -------   -------
                                                     (2,881)   (1,729)     (626)
                                                    -------   -------   -------

 Total                                              $(1,132)  $   (92)  $     1
                                                    =======   =======   =======

The adjustments of the valuation allowance during fiscal 1996, 1995 and 1994 emanate from the Company's profitable operations during those years and the extent to which the Company can substantiate projected future earnings. The valuation allowance as of September 30, 1996 relates primarily to net operating loss carryforwards and tax credit carryforwards of Acuity, IDM and CI which are subject to annual limitations as a result of the changes in ownership.

The income tax benefits related to the exercise of stock options reduces taxes currently payable or increases net deferred tax assets, and is credited to additional paid-in capital. Such amounts approximate $3,408,000 and $126,000 during the fiscal years ended September 30, 1996 and 1995, respectively.

A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate for the years ended September 30, 1996, 1995 and 1994 is as follows:

                                                        1996      1995     1994
                                                       -------   ------   -----
U.S. Federal statutory rate                             34.0%    34.0%    34.0%
Increases (reductions) due to:
State taxes - net of Federal tax benefit                 8.3      4.7      5.2
Utilization of net operating loss carryforwards        (42.1)   (35.2)   (28.4)
Anticipated future utilization of net operating
 loss carryforwards                                    (17.0)   (11.1)   (12.5)
Net operating loss not producing current tax
 benefits                                                1.3      7.1      6.2
Other - net                                              2.3     (0.3)    (4.5)
                                                      ------    -----    -----

Total                                                  (13.2)%   (0.8)%     -  %
                                                      ======    =====    =====

The net deferred tax asset at September 30, 1996, 1995 and 1994 is comprised of the following:

                                                    (in thousands)
Deferred Tax Assets (Liabilities)         1996           1995           1994
---------------------------------       ---------      ---------      ---------

Net operating loss carryforwards        $ 12,436       $ 13,334       $ 15,855
Tax credit carryforwards                   2,853          2,651          1,927
Accrued liabilities                        1,479          1,489          1,087
Inventories                                2,492          1,206            767
Receivables                                  446            173            184
Property and equipment                      (292)           (44)           173
Merger expenses                              706            288              -
Software development costs                  (543)             -              -
                                        --------       --------       --------
                                          19,577         19,097         19,993
Less valuation allowance                 (11,422)       (15,874)       (18,499)
                                        --------       --------       --------
Total                                   $  8,155       $  3,223       $  1,494
                                        ========       ========       ========

At September 30, 1996, other assets include noncurrent net deferred tax assets of $39,000. At September 30, 1995, other liabilities include noncurrent net deferred tax liabilities of $48,000.

As of September 30, 1996, Robotic Vision Systems, Inc. ("RVSI") had Federal net operating loss carryforwards of approximately $5,700,000. Such loss carryforwards expire in the fiscal years 2005 through 2007. Additionally, RVSI had Federal income tax credits of approximately $1,085,000 and state income tax credits of approximately $774,000. The utilization of the carryforwards to offset future tax liabilities is dependent upon the Company's ability to generate sufficient taxable income during the carryforward periods.

As of September 30, 1996, CI had Federal net operating loss carryforwards of approximately $5,223,000 which expire in the fiscal year 2001 through 2011, and approximately $4,663,000 of net operating loss carryforwards attributable to its foreign operations which can be carried forward indefinitely. Additionally, CI had Federal income tax credits of approximately $665,000 and state income credits of approximately $229,000. Because of the changes in ownership, as defined in the Internal Revenue Code, which occurred in August 1996 (Note 2), certain of the net operating loss carryforwards and credits are subject to annual limitations.

As of September 30, 1996, IDM had Federal net operating loss carryforwards of approximately $5,470,000. Such loss carryforwards expire in the fiscal years 2006 through 2011. In addition, IDM had available approximately $37,000 of unused general business tax credits. Because of the changes in ownership, as defined in the Internal Revenue Code, which occurred in October 1995 (Note 2), certain of the net operating loss carryforwards and credits are subject to annual limitations.

As of September 30, 1996, Acuity had Federal net operating loss carryforwards of approximately $11,355,000. Such loss carryforwards expire in the fiscal years 1997 through 2010. In addition, Acuity had available approximately $325,000 of unused investment tax credits. Because of the changes in ownership, as defined in the Internal Revenue Code, which occurred in January 1994 and September 1995 (Note 2), certain of the net operating loss carryforwards and credits are subject to annual limitations.

6. PLANT AND EQUIPMENT

   Plant and equipment at September 30, 1996 and 1995 consisted of the following:

                                                             (in thousands)
                                                          1996           1995
                                                          ----           ----
   Machinery and equipment                               $ 5,439        $ 6,049
   Furniture, fixtures and other equipment                 5,645          4,284
   Demonstration equipment                                 4,874          3,256
   Leasehold improvements                                  1,185            694
                                                         -------        -------
   Total                                                  17,143         14,283
   Less accumulated depreciation and amortization          7,877          7,824
                                                         -------        -------

   Plant and equipment - net                             $ 9,266        $ 6,459
                                                         =======        =======

7. OTHER ASSETS

   Other assets at September 30, 1996 and 1995 consisted of the following:

                                                             (in thousands)
                                                          1996           1995
                                                          ----           ----
   Software development costs, net of accumulated
    amortization of $1,289,000 and $738,000,
    respectively                                         $3,353         $1,274
   Other                                                    990            811
                                                         ------         ------

   Total                                                 $4,343         $2,085
                                                         ======         ======

   Certain software development costs totaling $2,630,000 and $535,000 have been capitalized during the fiscal years ended September 30, 1996 and 1995, respectively. Capitalized software development costs for the fiscal year ended September 30, 1996 include $1,534,000 of costs related to certain acquired subsidiaries. These subsidiaries had not capitalized any software development costs in prior years because, prior to their respective acquisitions by the Company, they had not utilized detailed program designs in the software development process. In general, the software development costs incurred by these subsidiaries between the time working models were available and the related software projects were released to customers were not material.

   Amortization expense relating to software development costs for 1996, 1995 and 1994 was $551,000, $325,000 and $239,000, respectively.

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

   Accrued expenses and other current liabilities at September 30, 1996 and 1995 consisted of the following:

                                                             (in thousands)
                                                          1996           1995
                                                          ----           ----
   Accrued wages and related employee benefits           $ 4,408        $ 4,529
   Accrued sales commissions                               3,742          2,607
   Accrued warranty and other product related costs        1,730          1,038
   Other                                                   2,452          3,128
                                                         -------        -------
   Total                                                 $12,332        $11,302
                                                         =======        =======

9. NOTES PAYABLE

   The Company has a revolving line of credit from a bank that provides for maximum borrowings of $6,000,000. The agreement expires on January 31, 1999. Borrowings under the agreement are secured by all accounts receivable of the Company and bear interest at the adjusted LIBOR rate, as defined, plus two percent. The Company is required to pay a commitment fee of one quarter of one percent per annum on any unused portion of the credit facility. The terms of the agreement, among other matters, require the Company to maintain certain tangible net worth, debt to equity, working capital, and earnings before depreciation and amortization to long-term debt ratios and restrict the payment of cash dividends. There were no borrowings outstanding under this agreement at September 30, 1996 and 1995.

   SEP had a line of credit with a domestic bank which provided for maximum borrowings of $3,250,000. Borrowings under this line of credit bore interest at the prime rate (8.25 percent as of September 30, 1996) plus 0.75 percent for the first $1,500,000 of the loan balance and increasing to the prime rate plus 1.0 percent on the balance above $1,500,000. Borrowings under this line of credit were payable on demand. The line of credit was secured by substantially all of the assets of SEP which were approximately $16,941,000 at September 30, 1996. There was $3,250,000 outstanding under this line of credit at September 30, 1996 and 1995. The entire balance outstanding under this line of credit was paid in full in October 1996.

   SEP had a second line of credit with a domestic bank which provided for maximum borrowings of $4,500,000. Borrowings under this line of credit bore interest at 1.5 percent over the prime rate. This agreement expired in September 1996. The line of credit was secured by substantially all of the assets of SEP. There was $3,150,000 and $215,000 outstanding under this facility at September 30, 1996 and 1995, respectively. The entire balance outstanding under this line of credit was paid in full in October 1996.

   CI has an uncommitted line of credit with a domestic bank which provides for maximum borrowings of DM 1,500,000. Borrowings under this line of credit bear interest at the prevailing Lombard Rate plus 2.0 percent and are payable on demand. There was DM 1,139,000 (approximately $759,000) outstanding under this facility at September 30, 1996. There were no amounts outstanding under this facility at September 30, 1995.

   CI has an unsecured line of credit with a domestic bank which provides for maximum borrowings of $1,000,000. Borrowings under this line of credit bear interest at the prime rate plus 0.5 percent and are payable on demand. There were no amounts outstanding under this facility at September 30, 1996. There was $1,002,000 outstanding under this facility at September 30, 1995

   At September 30, 1995, Acuity had a 90 day note payable to a domestic bank due December 28, 1995. The note was guaranteed by RVSI and was collateralized by certain investments and cash equivalents of RVSI. The note bore interest at 8.25 percent. There was $1,385,000 outstanding on this note at September 30, 1995.

10. LONG-TERM DEBT

    Long-term debt at September 30, 1996 and 1995 consisted of the following:

                                                                       (in thousands)
                                                                    1996            1995
                                                                    ----            ----

    SEP had an installment note payable with a bank due in
    monthly installments of $25,000 including interest at the
    prime rate plus 1.25 percent.  A balloon payment of the unpaid principle and interest was due in December 1996.  The note was secured by substantially all of the assets of SEP.
    The entire balance outstanding under this note was paid in
    full in October 1996.                                             845            933

    Other borrowings                                                  221            545
                                                                   ------         ------
    Total long-term debt                                            1,066          1,478
    Less current portion of long-term debt                          1,066            428
                                                                   ------         ------
    Long-term debt, net of current portion                         $    -         $1,050
                                                                   ======         ======

11. EMPLOYEE BENEFIT PLANS

    Defined Benefit Plan - The Company has a noncontributory pension plan for
    --------------------
    employees who meet certain minimum eligibility requirements. The level of retirement benefit is based on a formula which considers both employee compensation and length of credited service.

    Plan assets are invested in pooled bank investment accounts, and the fair value of such assets is based on the quoted market prices of underlying securities in such accounts. The Company funds pension plan costs based on minimum and maximum funding criteria as determined by independent actuarial consultants.

    The components of net pension cost for the fiscal years ended September 30, 1996, 1995 and 1994 are summarized as follows:

                                                                         (in thousands)
                                                                 1996         1995         1994
                                                                ------       ------       ------
    Service cost - benefits earned during the period            $ 219        $ 158        $ 143
    Interest on projected benefit obligations                      97           83           62
    Estimated return on plan assets                               (81)         (56)         (52)
    Other - amortization of actuarial gains and
      net transition asset                                        (23)         (20)         (30)
                                                                -----        -----        -----
    Net pension cost                                            $ 212        $ 165        $ 123
                                                                =====        =====        =====

    The funded status of the plan compared with the accrued expense included in the Company's consolidated balance sheet at September 30, 1996 and 1995 is as follows:

                                                                 (in thousands)
                                                                 1996     1995
                                                                -------  -------
    Fair value of plan assets                                   $1,211   $  810
                                                                ------   ------
    Actuarial present value of benefit obligation:
     Accumulated benefit obligation, including vested benefits
      of $965,000 and $754,000 in 1996 and 1995, respectively    1,246      933
     Effect of projected compensation increases                    350      340
                                                                ------   ------
    Projected benefit obligation for services rendered to date   1,596    1,273
                                                                ------   ------
    Projected benefit obligation in excess of plan assets         (385)    (463)
    Unrecognized net loss                                          210      217
    Remaining unrecognized net transition asset being
      amortized over 11 years                                      (50)     (86)
    Unrecognized prior service costs                                28       34
                                                                ------   ------
    Accrued pension cost                                        $ (197)  $ (298)
                                                                ======   ======

    Significant assumptions used in determining net periodic pension cost and related pension obligations are as follows:

                                                      1996         1995
                                                      -----        -----
    Discount rate                                     7.50%        8.00%
    Rate of compensation increase                     4.00%        4.00%
    Expected long-term rate of return on assets       8.25%        8.25%

    Defined Contribution Plans - The Company has four defined contribution
    --------------------------
    plans (the "Plans") for all eligible employees, as defined by the Plans. The Company made matching employer contributions at various percentages in accordance with the respective plan documents. The Company incurred $242,000, $183,000 and $163,000 for matching employer contributions to the Plans in 1996, 1995 and 1994, respectively. In 1996, 1995 and 1994, the Company issued 4,000, 12,000 and 9,000 shares, respectively, of its common stock to one of the Plans related to its prior year contribution.

12. COMMITMENTS AND CONTINGENCIES

    Operating Leases - The Company has entered into operating lease agreements
    ----------------
    for equipment, and manufacturing and office facilities. The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands of dollars):

   Year Ending September 30:    Facilities      Equipment       Total
   ---------------------------  ----------      ---------      --------
          1997                   $ 2,087          $297         $ 2,384
          1998                     1,911           162           2,073
          1999                     1,514            71           1,585
          2000                     1,349            19           1,368
          2001                       992             3             995
          Thereafter               2,772             1           2,773
                                 -------          ----         -------
          Total                  $10,625          $553         $11,178
                                 =======          ====         =======

    Rent expense for 1996, 1995 and 1994 was $1,910,000, $1,698,000 and
    $1,626,000, respectively.

    On January 6, 1997, the lessor of SEP's manufacturing facility assigned the lease to the former majority shareholder of SEP, in conjunction with the sale of this facility to the former majority shareholder. In addition, the lease was amended to include certain capital equipment owned by the former majority shareholder. SEP began leasing this facility during fiscal 1996. The base annual rental payable under the lease is $605,000. The lease expires in October 2011.

    Litigation - During fiscal 1992, the Company instituted an action
    ----------
    against Cybo Systems, Inc. ("Cybo"), alleging that Cybo breached certain agreements between the parties with respect to the sale by the Company to Cybo of all of the assets of its welding and cutting systems business.

    In response to the action brought by the Company, Cybo asserted claims against the Company alleging, among other things, breach of contract and warranties, fraud, bad faith, trespass and conversion. Cybo is seeking aggregate damages in excess of $10,000,000. The Company believes that Cybo's claims are without merit and plans to defend against them vigorously. The Company's management, after discussion with legal counsel, believes that the ultimate outcome of this matter will not have a material adverse impact on the Company's consolidated financial statements.

    The Company is also presently involved in other litigation matters in the normal course of business. Based upon discussion with Company legal counsel, management does not expect that these matters will have a material adverse impact on the Company's consolidated financial statements.

13. STOCKHOLDERS' EQUITY

    Private Equity Placements - During fiscal 1995, the Company entered into
    -------------------------
    an agreement with a group of investors. Under the agreement, the Company received approximately $9,386,000, after expenses, in exchange for the issuance of 1,110,000 shares of the Company's common stock. The Company also issued warrants exercisable through June 2000 to purchase approximately 68,000 shares of the Company's common stock at exercise prices ranging from $8.75 to $9.00 per share.

    During fiscal 1995, IDM entered into an agreement with a group of investors and certain then existing stockholders. Under the agreement, IDM received approximately $1,765,000 after expenses, in exchange for 46,447 shares of IDM's common stock (approximately 119,000 equivalent shares of RVSI common stock). IDM used approximately $785,000 of the net proceeds to satisfy certain notes payable and related accrued interest and $60,000 of the net proceeds to satisfy certain accounts payable.

    During fiscal 1994, the Company entered into an agreement with a group of investors. Under the agreement the Company received approximately $3,804,000, after expenses, in exchange for the issuance of 1,360,000 shares of the Company's common stock. The Company also issued warrants exercisable through December 1999 to purchase 51,000 shares of the Company's common stock at an exercise price of $3.75 per share.

    During fiscal 1994, IDM entered into an agreement with an investor and certain existing stockholders. Under the agreement, IDM received approximately $491,000 after expenses, in exchange for 22,796 shares of IDM's common stock (approximately 59,000 equivalent shares of RVSI common stock). IDM used approximately $227,000 of the net proceeds to satisfy certain notes payable and related accrued interest.

    Warrants Issued for Services Rendered - During fiscal 1996, the Company
    -------------------------------------
    issued warrants under certain agreements granting the holders thereof the right through September 2000 to purchase up to approximately 47,000 shares of the Company's common stock at exercise prices ranging from $12.88 to $25.00 per share as compensation for professional services rendered. The Company recorded an expense of approximately $74,000 related to the issuance of such warrants.

    During fiscal 1995, the Company issued warrants under certain agreements granting the holders thereof the right through July 1999 to purchase up to approximately 82,000 shares of the Company's common stock at exercise prices ranging from $5.81 to $23.38 per share as compensation for professional services rendered. The Company recorded an expense of approximately $92,000 related to the issuance of such warrants.

    During fiscal 1994, the Company issued warrants for the purchase of 30,000 shares of the Company's common stock at an exercise price of $4.69 per share as compensation for professional services rendered. The Company recorded an expense of approximately $38,000 related to the issuance of such warrants.

    Warrants Exercised - During fiscal 1996, the Company received approximately
    ------------------
    $1,358,000 in connection with the issuance of approximately 1,014,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices ranging between $1.00 and $9.00 per share.

    During fiscal 1995, the Company received approximately $492,000 in connection with the issuance of approximately 324,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices ranging between $1.00 and $4.38 per share.

    During fiscal 1994, the Company received approximately $270,000 in connection with the issuance of approximately 243,000 shares of its common stock upon the exercise of warrants to purchase such shares at prices between $0.88 and $4.38 per share.

    Warrants Outstanding - As of September 30, 1996, there were warrants
    --------------------
    outstanding to purchase approximately 271,000 shares of the Company's common stock with exercise prices ranging between $1.00 and $25.00 per share.

    Stock Option Plans - The Company has several stock option plans which
    ------------------
    provide for the granting of options to employees or directors at prices and terms as determined by the Board of Directors' Stock Option Committee. Such options vest over a period of three to five years. All options issued by the Company to date have exercise prices which were equal to market value of the Company's common stock at the date of grant.

    The following table sets forth summarized information concerning the Company's stock options:

                                                                               Number of Shares        Exercise
                                                                                (In Thousands)       Price Range
                                                                                --------------       ------------

    Options outstanding for shares of common stock at October 1, 1993                1,991         $ 0.53  - $38.72
    Granted                                                                            366           3.63  -  15.06
    Canceled or expired                                                                (67)          0.53  -  21.51
    Exercised                                                                         (352)          0.53  -  17.43
                                                                                ----------         ----------------
    Options outstanding for shares of common stock at September 30, 1994             1,938           0.53  -  38.72
    Granted                                                                            294           4.25  -  22.50
    Canceled or expired                                                                (63)          0.53  -  17.43
    Exercised                                                                         (416)          0.53  -  17.43
                                                                                ----------         ----------------
    Options outstanding for shares of common stock at September 30, 1995             1,753           0.53  -  38.72
    Granted                                                                          1,798          12.88  -  26.75
    Canceled or expired                                                               (208)          1.00  -  22.50
    Exercised                                                                         (498)          0.53  -  17.43
                                                                                ----------         ----------------
    Options outstanding for shares of common stock at September 30, 1996             2,845         $ 0.53  - $38.72
                                                                                ==========         ================
    Options exercisable at September 30, 1996                                          867
                                                                                ==========
    Shares reserved for issuance at September 30, 1996                               3,181
                                                                                ==========

14. SEPARATION COSTS

    In June 1994, CI implemented a cost savings program which resulted in a reduction in its work force. As part of this program, a charge of $469,000 was recorded consisting principally of employee severance and related benefits.

15. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

    The following consolidated quarterly information for 1996 and 1995 have been restated to account for the merger with SEP (See Note 2) which has been accounted for as a pooling of interests (in thousands of dollars, except per share amounts):

                                                       1996
                                        ------------------------------------
                                         First   Second    Third    Fourth
                                        Quarter  Quarter  Quarter   Quarter
                                        -------  -------  -------  ---------

    Revenues                            $36,279  $36,134  $36,083   $35,044
    Gross profit                        $19,072  $18,255  $16,884   $14,660
    Net income (loss)                   $ 4,727  $ 3,888  $ 2,857   $(1,746)
    Net income (loss) per share         $  0.22  $  0.18  $  0.13   $ (0.08)
                                                       1995
                                        -----------------------------------
                                         First   Second    Third    Fourth
                                        Quarter  Quarter  Quarter  Quarter
                                        -------  -------  -------  --------
    Revenues                            $26,129  $28,498  $32,633   $34,865
    Gross profit                        $13,796  $14,760  $16,749   $16,929
    Net income                          $ 1,596  $ 4,891  $ 1,850   $ 2,658
    Net income per share                $  0.08  $  0.26  $  0.09   $  0.12

    During the quarter ended September 30, 1996, the Company capitalized approximately $590,000 of software development costs which should have been capitalized during the first three quarters of the fiscal year ended September 30, 1996.

    During the quarter ended June 30, 1996, SEP became aware of a significant problem with the performance of one of its products. The Company's management believes it has resolved this problem and is in the process of implementing necessary design changes. As a result, SEP recorded inventory, warranty and accounts receivable reserves of approximately $1.8 million and $1.1 million in the third and fourth quarters of fiscal 1996, respectively, relating to the correction of this problem.

    The quarterly net income per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

16. MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

    The Company grants credit to customers who are primarily in the semiconductor industry. During 1996, revenues from a single customer represented 13 percent of total revenues. No other customer accounted for more than 10 percent of total revenues for fiscal 1996, 1995 and 1994.

17. GEOGRAPHIC OPERATIONS

    For the purposes of segment reporting, management considers the Company to operate in one industry, the machine vision industry. Operations in this business segment by geographic area are summarized as follows (in thousands of dollars):

                                                            United
                                                            States         Europe        Eliminations      Consolidated
                                                           --------       --------       -------------     ------------
    Year ended September 30, 1996:
    ------------------------------
    Revenues from unaffiliated customers                   $127,314       $16,226             $     -          $143,540
    Transfers between geographic areas                        4,128           240              (4,368)                -
                                                           --------       -------             -------          --------
    Total revenues                                         $131,442       $16,466             $(4,368)         $143,540
                                                           ========       =======             =======          ========

    Income (loss) before income tax benefit (provision)    $  8,726       $  (201)            $    69          $  8,594
                                                           ========       =======             =======          ========

    Identifiable assets                                    $ 83,121       $ 7,085             $(8,143)         $ 82,063
                                                           ========       =======             =======
    Corporate assets                                                                                             14,922
                                                                                                               --------
    Total assets at September 30, 1996                                                                         $ 96,985
                                                                                                               ========

    Year ended September 30, 1995:
    -----------------------------
    Revenues from unaffiliated customers                   $105,363       $16,762             $     -          $122,125
    Transfers between geographic areas                        5,050           110              (5,160)                -
                                                           --------       -------             -------          --------
    Total revenues                                         $110,413       $16,872             $(5,160)         $122,125
                                                           ========       =======             =======          ========

    Income (loss) before income tax benefit (provision)    $ 10,973       $    65             $  (135)         $ 10,903
                                                           ========       =======             =======          ========

    Identifiable assets                                    $ 61,930       $ 7,465             $(6,985)         $ 62,410
                                                           ========       =======             =======
    Corporate assets                                                                                             16,296
                                                                                                               --------
    Total assets at September 30, 1995                                                                         $ 78,706
                                                                                                               ========


                                                            United
                                                            States        Europe      Eliminations   Consolidated
                                                            ------        ------      ------------   ------------
       Year ended September 30, 1994:
       -----------------------------
       Revenues from unaffiliated customers                $ 77,242      $ 13,702       $      -       $ 90,944
       Transfers between geographic areas                     3,287            97         (3,384)             -
                                                           --------      --------       --------       --------
       Total revenues                                      $ 80,529      $ 13,799       $ (3,384)      $ 90,944
                                                           ========      ========       ========       ========
       Income (loss) before income tax benefit (provision) $  4,959      $   (101)      $   (220)      $  4,638
                                                           ========      ========       ========       ========
       Identifiable assets                                 $ 40,391      $  6,544       $ (6,884)      $ 40,051
                                                           ========      ========       ========
       Corporate assets                                                                                   3,041
                                                                                                       --------
       Total assets at September 30, 1994                                                              $ 43,092
                                                                                                       ========

       Total revenues to customers outside the U.S. were $92,957,000, $79,334,000 and $44,350,000 for the years ended September 30, 1996, 1995 and 1994, respectively.

       Export sales from the Company's United States operations to unaffiliated customers were as follows:

                                                                             (in thousands)
                                                                        Year Ended September 30,
                                                                        ------------------------
                                                                    1996         1995          1994
                                                                    ----         ----          ----
       Europe                                                      $ 9,160      $ 8,665       $ 1,897
       Asia/Pacific Rim                                             66,398       53,609        28,469
       Other                                                         1,173          298           282
                                                                   -------      -------       -------
       Total                                                       $76,731      $62,572       $30,648
                                                                   =======      =======       =======

                                 * * * * * * *

ROBOTIC VISION SYSTEMS, INC. AND SUBSIDIARIES
---------------------------------------------

SUPPLEMENTAL SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
-------------------------------------------------------------------------
(in thousands)


       COLUMN A                      COLUMN B           COLUMN C          COLUMN D   COLUMN E
       --------                      --------           --------          --------   --------
                                                        Addition
                                                 ----------------------
                                                             Charged to
                                     Balance at  Charged to    Other                  Balance
                                     beginning    Cost and    Accounts   Deductions  at end of
      Descriptions                   of Period    Expenses   - describe  - describe   Period
      ------------                   ----------  ----------  ----------  ----------  ---------
Year ended September 30, 1996:
 Allowance for doubtful accounts       $  519      $  882       $6(1)      $107(2)     $1,300
                                       ======      ======       ==         ====        ======
 Reserve for excess and
  obsolete inventory                   $  957      $2,602                  $149(2)     $3,410
                                       ======      ======                  ====        ======


Year ended September 30, 1995:
 Allowance for doubtful accounts       $  605      $  113       $8(1)      $207(2)     $  519
                                       ======      ======       ==         ====        ======
 Reserve for excess and
  obsolete inventory                   $1,034      $  280                  $357(2)     $  957
                                       ======      ======                  ====        ======


Year ended September 30, 1994:
 Allowance for doubtful accounts       $  561      $  117       $ -        $ 73(2)     $  605
                                       ======      ======       ===        ====        ======
 Reserve for excess and
  obsolete inventory                   $1,070      $  206                  $242(2)     $1,034
                                       ======      ======                   ====       ======


(1)  Recoveries of accounts written off.
(2)  Amounts written off.

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses in connection with the offering described in the Registration Statement:

     Registration Fee..............................................  $16,496.58
     Accounting Fees and Expenses..................................    7,500.00
     Legal Fees and Expenses.......................................    7,500.00
     Printing and Reproduction.....................................    1,000.00
     Miscellaneous.................................................    1,003.42
                                                                     ----------
                                    Total Expenses.................  $32,500.00
                                                                     ==========

Item 15.  Indemnification of Directors and Officers

     Article SEVENTH of the Restated Certificate of Incorporation of Robotic Vision Systems, Inc. (the "Registrant") provides with respect to the indemnification of directors and officers that the Registrant shall indemnify to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Section grants the Registrant power to indemnify. Article TENTH of the Restated Certificate of Incorporation of the Registrant also provides that no director shall be liable to the corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders, (2), acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law or (4) a transactions from which the director derived an improper personal benefit, it being the intention of the foregoing provision to eliminate the ability of the corporation's directors to the corporation or its stockholders to the fullest extent permitted by Section 102(b)(7) of Delaware General Corporation Law, as amended from time to time.

     Section 145 of Delaware Corporation Law provides, inter alia, that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative or in defense of any claim, issue, or matter therein (hereinafter, a "Proceeding"), by reason of the fact that he is or was a director, officer, employee or agent of a corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (collectively an "Agent" of the corporation), he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     Section 145 also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened Proceeding by reason of the fact that he is or was an Agent of the corporation, against expenses (including attorney's fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in an action by or in the right of the corporation, the corporation may not indemnify such person in respect of any claim, issue, or matter as to which he is adjudged to be liable to the corporation unless, and only to the extent that, the Court of Chancery or the court in which such proceeding was brought determines that, despite the adjudication of liability but in view of all the circumstances of the case, such person is reasonably entitled to indemnity.


Item 16.  Exhibits

      5        Opinion of Parker Duryee Rosoff & Haft
     10(a)     Stock and Warrant Purchase Agreement by and between Registrant and General Motors Corporation dated as of December 12, 1984(1)
     10(b)     Agreement and Plan of Merger and Reorganization dated as of
               October 1, 1996 among Registrant, RVSI Fourth Acquisition Corp.,
               Systemation and the former shareholders of Systemation(2)\
     11        Computation of per share amounts
     23(a)     Consent of Deloitte & Touche LLP
     23(b)     Consent of Arthur Andersen LLP
     23(c)     Consent of Ernst & Young LLP
     23(d)     Consent of Parker Duryee Rosoff & Haft (included in Exhibit 5 hereof)



-------------
(1) Denotes document filed as an Exhibit to Registrant's Annual Report on Form 10-K for its fiscal year ended September 30, 1984 and incorporated herein by reference.

(2) Denotes document filed as an Exhibit to Registrant's Current Report on Form 8-K dated October 9, 1996 relating to the Systemation Merger.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (2) That for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (7) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     (8) To remove from registration any means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (9) That, for purposes of determining any liability under the Securities Act, each filing of Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that is incorporated by reference in the Registration Statement, shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Registrant pursuant to Item 15 of this Part II to the Registration Statement, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against the public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Hauppauge, and State of New York, on the 22nd day of January, 1997.

                                        ROBOTIC VISION SYSTEMS, INC.


                                        By: /s/ Pat V. Costa
                                           -------------------------------
                                                Pat V. Costa
                                                President


                              POWER OF ATTORNEY


  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Pat V. Costa and Robert H. Walker, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

       SIGNATURE                   TITLE                   DATE

                           Chairman of the
                           Board, President and
                           Director (Principal
/s/ Pat V. Costa           Executive Officer)          January 22, 1997
--------------------
Pat V. Costa

                                    Executive Vice
                                    President,
                                    Secretary/Treasurer
                                    and Director
                                    (Principal Financial
                                    Officer and
                                    Principal Accounting
/s/ Robert H. Walker                Officer)                  January 22, 1997
-------------------------
Robert H. Walker

                                    Senior Vice
                                    President and
/s/ Howard Stern                    Director                  January 22, 1997
-------------------------
Howard Stern


                                    Director
-------------------------
Frank A. DiPietro

                                    Director
-------------------------
Donald F. Domnick


/s/ Jay M. Haft                     Director                  January 22, 1997
-------------------------
Jay M. Haft

                                    Director
-------------------------
Donald J. Kramer

/s/Mark J. Lerner                   Director                  January 22, 1997
-------------------------
Mark J. Lerner